FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13 a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of February, 2009
UNILEVER PLC
(Translation of registrant’s name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ SHMA Dumoulin
SHMA Dumoulin,
Secretary
Date: 6 February, 2009

2008 FULL YEAR RESULTS

Key Financials * (unaudited)	Full Year 2008
Turnover (€ million)	40 523	+ 1%
Operating profit (€ million)	7 167	+ 37%
Net profit (€ million)	5 285	+ 28%
Earnings per share (€)	1.79	+ 32%

Underlying sales growth		+ 7.4%
Underlying change in operating margin (percent pts)		+ 0.1 pts

*	at current exchange rates

Dividends	NV (€)	increase	PLC (p)	increase
Final (proposed)	0.51	+ 2%	40.19	+ 18%
Total (interim + final)	0.77	+ 3%	60.74	+ 19%
SOLID YEAR OF PROGRESS. STRONGER BUSINESS, BETTER PLACED TO MEET CHALLENGES AHEAD.
Full Year Highlights
•	Strong broad-based growth of 7.4% across categories, in line with our markets overall and driven by increased prices, combined with an underlying improvement in operating margin.

•	More competitive cost base: €1.1 billion savings from supply chain and organisational efficiencies.

•	Increased investment behind our brands.

•	Commodity costs increased by €2.7 billion. Brand strength enabled pricing which offset most of the cost increases. Savings covered the remainder.

•	Portfolio reshaped through disposals, including North American laundry, Boursin, Lawry’s and Bertolli olive oil, and acquisition of Inmarko ice cream.

•	Profits on disposals of €2 190 million pre-tax and €1 612 million post-tax. Earnings per share of €1.79 including €0.36 net benefit from RDIs (Restructuring, Disposals, and other items)

•	Strong balance sheet. €3.6 billion cash returned to shareholders in 2008. Dividends to be increased and proposal to move to quarterly dividends from 2010.
Paul Polman, Chief Executive Officer: “In 2008 the business made further solid progress. We achieved top line growth ahead of our target range and, faced with unprecedented input cost pressures, protected profit by early pricing action and savings programmes. The changes already made over the past few years have strengthened the business and leave us well placed to meet the challenges ahead. Whilst we have been more or less holding value share our priority will be to focus first and foremost on volume growth. At the same time we will protect cash and margins, driving our savings programmes even harder. By doing this we expect to emerge from the current conditions stronger and more competitive than ever.
Given the current economic uncertainty I believe it would be inappropriate at this stage to provide an outlook specifically for 2009 or to reaffirm the 2010 targets. That said, I am confident in the underlying strength of the business and over the longer term expect that we will deliver very competitive levels of growth and margin improvement.”
5 February 2009

In the following commentary we report underlying sales growth (abbreviated to ‘USG’ or ‘growth’) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, and other one-off items) and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. We may also discuss net debt, for which we provide an analysis in the notes to the financial statements. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to note 2 to the financial statements. Further information about certain of these measures is available on our website at www.unilever.com/investorrelations
1 FINANCIAL PERFORMANCE
Full Year
Underlying sales growth of 7.4% was partly offset by movements in exchange rates (4.8%) and the net impact of disposals and acquisitions (1.4%). Including these effects, turnover was €40 523 million for the full year, increasing by 0.8%.
Operating profit increased by €1 922 million to €7 167 million, including a higher level of profits on business disposals. These generated a pre-tax profit of €2 190 million in 2008, compared with €297 million in 2007. Before the impact of RDIs (Restructuring, Disposals, and other one-off items), operating profit grew by 1% at current exchange rates, or 6% at constant exchange rates, and there was an underlying improvement in operating margin of 0.1 percentage points.
During the year we increased investment behind our brands and have now raised our annual spending on advertising and promotions by €1 billion over the past four years as well as benefiting from our media efficiency programmes. With the effect of the much higher selling prices, the ratio of advertising and promotions to turnover was 0.7 points lower than last year.
Net profit was 28% higher than last year, boosted by the profits on disposals. Earnings per share were €1.79, including a net gain of €0.36 from RDI’s. This compared with €1.35 last year, which included a net loss of €0.07 from RDI’s.
Net cash flow from operations at €3.9 billion was in line with last year. Total cash returns to shareholders in the year were €3.6 billion, made up of €2.1 billion of dividends and €1.5 billion of share buy-backs.
Additional commentary on the financial statements is provided on page 5.
2. REGIONAL REVIEW FOR THE YEAR
The regional reporting below reflects changes made to our organisation during 2008. Our operations in Central & Eastern Europe (CEE) are now managed within an enlarged region comprising Asia, Africa and CEE (AAC). Western Europe is now a standalone region. The segmental analysis on pages 11 and 12 provides full details on both the old and the new basis.

		Underlying Sales	Underlying change
	Turnover € millions	Growth %	in margin percent pts
Western Europe	12 853	+ 1.3%	+ 0.7
Americas	13 199	+ 6.5%	—
Asia Africa CEE	14 471	+ 14.2%	-0.2

Unilever Total	40 523	+ 7.4%	+ 0.1

Western Europe: Underlying sales growth was 1.3% for the year, with pricing contributing 3.8% and volume lower by 2.4% for the year. Volume consumption in our markets has reduced and shoppers are increasingly looking to economise on their purchases.
We have made good progress in simplifying the business including the integration of the separate units in each country and the formation of ‘multi-country-organisations’. This is enabling faster decision making and more efficient operations. The European supply chain transformation is progressing well; so far, we have announced restructuring plans at twenty factories together with additional capital investments to increase efficiency. The implementation of a harmonised IT system across the region is now complete. The portfolio has been further focused with the sale of the Boursin cheese and Bertolli olive oil businesses.
The UK and the Netherlands, where the change programme is most advanced, performed well for the year as a whole and finished strongly. In France, Spain and Germany markets have been difficult with branded products losing ground to private label. Across the region there was strong innovation-led growth in deodorants and oral care and price-driven growth in spreads and dressings.
The operating margin benefited from profits on disposals. On an underlying basis there was an improvement of 0.7 percentage points. Gross margins were lower as a result of the unprecedented increases in commodity costs, but this was more than offset by lower overhead costs and the benefits of spending efficiency programmes.
The Americas: Underlying sales grew by 6.5% for the year driven by pricing taken to recover commodity cost increases. Trading conditions deteriorated towards the end of the year, with a drop in consumer confidence and purchasing power and a reduction of trade inventories. Despite this more difficult environment consumers continued to spend on our brands and underlying sales growth was sustained, although volumes were lower.
Underlying sales growth in the US was 3.8% for the year. Our sales have been very much in line with the markets. While there has been some down-trading from branded products to private label brands our own market shares have held up well. Growth in Latin America was around 12% for the year. All key countries have contributed well to this growth as we benefited from our established brands and the breadth of our portfolio.
The move to a single head office for the US in Englewood Cliffs was completed and the ice cream business has been integrated. We set up a new multi-country organisation made up of the US, Canada, and the Caribbean. This will enable us to build scale, drive efficiencies and enhance our capabilities across these countries during 2009. The reshaping of the portfolio continued with the disposals of Lawry’s seasonings and spices and the North American laundry business. We signed agreements with Starbucks to include Tazo ready-to-drink tea in the Pepsi-Lipton joint venture and for the manufacture, marketing and distribution of Starbucks ice cream in the US and Canada.
The operating margin was boosted by profits on disposals. On an underlying basis the operating margin was in line with last year as overheads savings fully offset a lower gross margin from the sharp input cost increases.
Asia Africa CEE: Underlying sales growth of 14.2% in 2008 was again broad-based across countries and categories. Our top five Developing and Emerging market countries in the region grew by around 20% and all have grown from a combination of increased prices and higher volumes.
Throughout the year we saw continued strong growth in India and Indonesia, both countries where we have tremendous scale. In these countries we are benefiting from portfolios which span higher and lower price tiers and from extensive micro-marketing tailored to faster growing areas and channels. Our business in China also grew well throughout the year.
The One Unilever organisation is in place throughout the region and the move to a single SAP system is progressing to plan with the implementation in Indonesia completed in January. Supply chain management for the region is being centralised in Singapore.
In April we acquired Inmarko, the leading ice cream company in Russia, and it has performed strongly with both sales and profits ahead of plan. In December we reshaped our portfolio in Côte D’Ivoire with the completion of the disposal of our palm oil business and the acquisition of soap brands in the same country.
On an underlying basis the operating margin was 0.2 percentage points below last year reflecting increased investment in building capabilities to drive growth and the sharp increases in input costs partly offset by the benefits of savings programmes.

3. CATEGORY REVIEW FOR THE YEAR

	Turnover € millions	Underlying Sales Growth %
Savoury, dressings and spreads	14 232	+ 7.6%
Ice Cream and beverages	7 694	+ 5.9%
Personal care	11 383	+ 6.6%
Home Care & Other	7 214	+ 9.8%

Unilever Total	40 523	+ 7.4%
Savoury, dressings and spreads
Growth has been driven by strong performance in the Americas and Asia Africa CEE and by price increases taken to recover unprecedented levels of cost increases in edible oils which particularly affected spreads and dressings. We have strengthened our core brands with campaigns to communicate the healthy goodness of margarine and mayonnaise as well as the inherent value-for-money of our products. Rama margarine has been reformulated for an even better taste with less fat, while Hellmann’s mayonnaise in the UK and other countries in Europe now emphasises the benefits of free range eggs and other natural ingredients. Knorr Stock Pots, using new bouillon gel technology to make more authentic stocks, were introduced in China, in the UK, France and Spain. At the same time we are addressing the needs of increasingly value-conscious shoppers with both low unit price packs and larger ‘value’ packs of our well-known brands.
Ice cream and beverages
Ice Cream grew well in Western Europe and in Developing and Emerging markets, while in the US profitability has been improved. Magnum and Ben & Jerry’s ice creams performed particularly well with new products appealing to consumers’ continuing desire for indulgence treats. These included new-look Magnum ice cream ‘minis’ in Europe, and the launch of the top-of-the-range Magnum ice cream ‘Temptation’. Beverages showed strong, consistent growth through the year, with particularly good performances in key countries in the Asia Africa CEE region. We have been successfully up-trading consumers from loose leaf tea to tea bags and from regular bags to pyramid bags. PG Tips and Lipton teas now carry Rainforest Alliance certification in 12 countries in Europe and we have extended Lipton Linea slimming teas and Lipton Clear Green teas.
Personal care
Strong and well-balanced growth has been driven by innovative communication behind our global brands and new product launches targeting new benefits and new consumers. The latest Axe body spray ‘Dark Temptation’ with the effect of chocolate is on track to be the most successful variant yet. Towards the end of the year we launched a range of Axe hair products in North America including shampoo, conditioners and styling variants focused on young men. Continued support for Clear anti-dandruff shampoo was the key driver of hair care growth in Developing and Emerging markets. In Asia we relaunched the Pond’s skin care range, adding a ‘masstige’ tier supported by strong in-store programmes. In oral care, we launched Signal white now, the first whitening toothpaste with an instant effect. Rexona deodorants are being rolled out in China as the first step to building a market for the category in that country.
Home Care and other
The laundry category saw sharp increases in commodity costs which put pressure on gross margins. We raised prices to mitigate the cost increases and this, together with the challenging economic conditions, led to flat volumes. There was a continued good performance in household care. Across the home care category we launched margin enhancing innovation delivering new added value benefits. These included Small & Mighty concentrated liquid detergents, a global relaunch of detergent powders with encapsulated fragrance giving longer lasting freshness, a new version of Comfort fabric conditioner which releases fragrance as clothes are worn, and Cif Acti-Fizz spray cleaners which clean in one quick wipe. The roll-out of Small and Mighty also offered a more environmentally friendly option, as did Comfort ‘one rinse’ in Asia. Surf, our global value brand in fabric cleaning, is thriving in the current market conditions benefiting from global consumer insight adapted to local markets.

4. Additional commentary on the financial statements:
4.1 Finance costs and tax
Costs of financing net borrowings were 1% lower than last year. The average interest rate was around 4.5%, offsetting the impact of a higher average level of net debt.
The effective tax rate was 26.4% and the underlying tax rate, before RDI’s, was 26.6% for the year. This compared with an underlying rate of 24.5% in 2007, which included substantial benefits from the favourable settlement of prior year tax audits. Our longer-term expectation for the underlying tax rate remains around 26%.
4.2 Joint ventures, associates and other income from non-current investments
Share of net profit from joint ventures and associates and other income from non-current investments contributed €219 million. This included a gain of €61 million in non-current investments resulting from the disposal of our interests in plantations in Côte D’Ivoire. Last year included a similar level of one-time gains in associates.
4.3 Return on Invested Capital
Return on invested capital was 15.7%, boosted by profits on business disposals. Excluding profits on disposals, ROIC was 11.2%, broadly in line with 2007 on a comparable basis.
4.4 Cash Flow
Cash flow from operations of €5.3 billion was €0.1 billion higher than last year. Lower cash costs of pensions more than offset higher restructuring charges and a €0.2 billion increase in working capital. Tax paid was also €0.1 billion higher, resulting from additional one-off tax payments in 2008. Net cash flow from operations of €3.9 billion was in line with last year.
Ungeared free cash flow was €3.2 billion, which was €0.6 billion lower than last year. The effect of underlying growth in operating profit was offset by business disposals and adverse currency movements. It also reflects higher restructuring costs, additional investment in capital expenditure and higher working capital and tax rates.
4.5 Dividends and share buy-backs
The proposed final dividend of €0.51 for NV takes the total dividend for the year to €0.77, an increase of 3%. The proposed final dividend of 40.19p for PLC takes the total dividend to 60.74p, an increase of 19%. The difference in the rates of increase reflects the weakening of Sterling against the Euro. Further details, including the US dividends, can be found on page 15.
It is proposed to simplify the current practice of setting dividends, with a move to paying dividends on a quarterly basis. This is explained further on page 16.
During the year, 75 million shares were bought back at a total cost of €1.5 billion.
4.6 Balance sheet
The appreciation of the euro against many of the Group’s operating currencies has had the effect of reducing many of the reported asset and liability balances. Higher cash balances reflect the decision to maintain strong liquidity and the proceeds of the sale of the Bertolli olive oil business. Working capital balances are up in response to higher underlying turnover.
4.7 Pensions
The overall net liability for all pension arrangements was €3.4 billion at the end of 2008, up from €1.1 billion at the end of 2007. Funded schemes show an aggregate deficit of €1.4 billion and unfunded arrangements show a liability of €2.0 billion. The increase in overall balance sheet liability is largely due to the falls in asset values on world markets, partly offset by higher discount rates for liabilities. In 2009 we currently expect cash contributions to be higher than in 2008, but slightly below the levels in the preceding two years.

5 OTHER INFORMATION
As previously announced, Unilever is currently engaged with both the European Commission and other national competition authorities in ongoing investigations in Europe. We continue to cooperate fully with all ongoing investigations.
CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’, or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
ENQUIRIES

Media: Media Relations Team	Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
or +44 20 7822 6010 trevor.gorin@unilever.com
NL +31 10 217 4844 gerbert-van.genderen-stort@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp
The Annual General Meetings of Unilever PLC and Unilever N.V. will be held on 13 May 2009 and 14 May 2009 respectively.

CONDENSED FINANCIAL STATEMENTS
INCOME STATEMENT
(unaudited)

	Full Year
			Increase/
	2008	2007	(Decrease)
			Current	Constant
€ million			rates	rates

Continuing operations:

Turnover	40 523	40 187	1%	6%

Operating profit	7 167	5 245	37%	44%
After (charging)/crediting:
Restructuring, business disposals and other items (see note 3)	1 269	(569)

Net finance costs	(257)	(252)
Finance income	106	147
Finance costs	(506)	(550)
Preference shares provision	—	(7)
Pensions and similar obligations	143	158

Share in net profit/(loss) of joint ventures	125	102
Share in net profit/(loss) of associates	6	50
Other income from non-current investments	88	39

Profit before taxation	7 129	5 184	38%	44%

Taxation	(1 844)	(1 128)

Net profit from continuing operations	5 285	4 056	30%	36%

Net profit/(loss) from discontinued operations	—	80

Net profit for the period	5 285	4 136	28%	34%

Attributable to:
Minority interests	258	248
Shareholders’ equity	5 027	3 888	29%	35%

Combined earnings per share
Continuing operations (Euros)	1.79	1.32	35%	41%
Continuing operations — diluted (Euros)	1.73	1.28	35%	41%

Discontinued operations (Euros)	—	0.03
Discontinued operations — diluted (Euros)	—	0.03

Total operations (Euros)	1.79	1.35	32%	38%
Total operations — diluted (Euros)	1.73	1.31	32%	38%

Impact of restructuring, business disposals and other items on earnings per share	0.36	(0.07)

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

	Full Year
€ million	2008	2007

Fair value gains/(losses) on financial instruments net of tax	(164)	86
Actuarial gains/(losses) on pension schemes net of tax	(2 293)	542
Currency retranslation gains/(losses) net of tax	(1 688)	(413)

Net income/(expense) recognised directly in equity	(4 145)	215

Net profit for the period	5 285	4 136

Total recognised income and expense for the period	1 140	4 351

Attributable to:
Minority interests	205	237
Shareholders’ equity	935	4 114
CASH FLOW STATEMENT
(unaudited)

	Full Year
€ million	2008	2007

Operating activities
Cash flow from operating activities	5 326	5 188
Income tax paid	(1 455)	(1 312)

Net cash flow from operating activities	3 871	3 876

Investing activities
Interest received	105	146
Net capital expenditure	(1 099)	(983)
Acquisitions and disposals	2 265	(50)
Other investing activities	144	264

Net cash flow from/(used in) investing activities	1 415	(623)

Financing activities
Dividends paid on ordinary share capital	(2 086)	(2 182)
Interest and preference dividends paid	(487)	(552)
Change in financial liabilities	1 050	1 338
Share buy-back programme	(1 503)	(1 500)
Other movements on treasury stock	103	442
Other financing activities	(207)	(555)

Net cash flow from/(used in) financing activities	(3 130)	(3 009)

Net increase/(decrease) in cash and cash equivalents	2 156	244

Cash and cash equivalents at the beginning of the year	901	710

Effect of foreign exchange rate changes	(697)	(53)

Cash and cash equivalents at the end of period	2 360	901

BALANCE SHEET
(unaudited)

	As at	As at
	31 December	31 December
€ million	2008	2007

Non-current assets
Goodwill	11 665	12 244
Intangible assets	4 426	4 511
Property, plant and equipment	5 957	6 284
Pension asset for funded schemes in surplus	425	2 008
Deferred tax assets	1 068	1 003
Other non-current assets	1 426	1 324

Total non-current assets	24 967	27 374

Current assets
Inventories	3 889	3 894
Trade and other current receivables	3 823	4 194
Current tax assets	234	367
Cash and cash equivalents	2 561	1 098
Other financial assets	632	216
Non-current assets held for sale	36	159

Total current assets	11 175	9 928

Current liabilities
Financial liabilities	(4 842)	(4 166)
Trade payables and other current liabilities	(7 824)	(8 017)
Current tax liabilities	(377)	(395)
Provisions	(757)	(968)
Liabilities associated with non-current assets held for sale	—	(13)

Total current liabilities	(13 800)	(13 559)

Net current assets/(liabilities)	(2 625)	(3 631)

Total assets less current liabilities	22 342	23 743

Non-current liabilities
Financial liabilities due after one year	6 363	5 483
Non-current tax liabilities	189	233
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	1 820	827
Unfunded schemes	1 987	2 270
Provisions	646	694
Deferred tax liabilities	790	1 213
Other non-current liabilities	175	204

Total non-current liabilities	11 970	10 924

Equity
Shareholders’ equity	9 948	12 387
Minority interests	424	432

Total equity	10 372	12 819

Total capital employed	22 342	23 743

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
1 ACCOUNTING INFORMATION AND POLICIES
The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The basis of preparation is consistent with the year ended 31 December 2007.
The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.
The income statement on page 7, the statement of recognised income and expense and the cash flow statement on page 8 and the movements in equity on page 14 are translated at rates current in each period.
The balance sheet on page 9 and the analysis of net debt on page 13 are translated at period-end rates of exchange.
The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2007 have been delivered to the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.
Recent accounting developments
We are currently assessing the impact of the following revised standard or interpretation. These changes are not expected to have a material impact on the Group’s results of operations, financial position or disclosures.
•	Amendments in IAS 1 ‘Presentation of Financial Statements’ (effective for annual periods beginning on or after 1 January 2009) requiring information in financial statements to be aggregated on the basis of shared characteristics and introducing a statement of comprehensive income.

•	Amendments in IAS 23 ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009) removing the option for expensing borrowing costs and requiring mandatory capitalisation of qualifying borrowing costs.

•	IFRS 8 ‘Operating Segments’ (effective for annual periods beginning on or after 1 January 2009) introduces a management reporting approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. It replaces disclosure requirements in IAS 14 ‘Segment Reporting’.

•	Amendments in IFRS 3 ‘Business Combinations’ and IAS 27 ‘Consolidated and Separate Financial Statements’ (effective for annual periods beginning on or after 1 July 2009) changing and updating the existing requirements or practice on accounting for partial acquisitions, step acquisitions, acquisition-related costs, contingent consideration and transactions with non-controlling interests.

•	Amendment to IAS 38 ‘Intangible Assets’ (effective for annual periods beginning on or after 1 January 2009) clarifies the accounting for advertising expenditure.

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ (effective for annual periods beginning on or after 1 October 2009).

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective for annual periods beginning on or after 1 July 2009).

•	IFRIC 18 ‘Transfers of Assets from Customers’ (effective for annual periods beginning on or after 1 July 2009).
2 NON-GAAP MEASURES
In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
The principal non-GAAP measure which we apply in our reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement. We also comment on underlying trends in operating margin, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and other one-off items, on the grounds that the incidence of these items is uneven between reporting periods. In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on our website at www.unilever.com/investorrelations

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin. The following schedule shows the impact on net profit of RDIs arising within operating profit, together with the related tax effect and also highlights the impact of similar one-off items arising elsewhere in the income statement.

	Full Year
€ million	2008	2007
RDIs within operating profit:
Restructuring	(868)	(875)
Business disposals	2 190	297
Impairments and other one-off items	(53)	9

Total RDIs within operating profit	1 269	(569)
Tax effect of RDIs within operating profit:	(333)	242
RDIs arising below operating profit:	82	141

Total impact of RDIs on net profit	1 018	(186)
The impact of RDIs on reported Earnings Per Share is given in note 10.
4 SEGMENTAL ANALYSIS BY GEOGRAPHY — NEW BASIS
On 28 February 2008 Unilever announced a number of organisational changes. As part of these changes, our operations in Central and Eastern Europe are now being managed within an enlarged region together with those in Asia and Africa (AAC), with Western Europe becoming a standalone region. This change reflects our strategic focus on the developing world and the fact that many of the markets within the extended AAC region share many common characteristics. On page 12 we provide additional analysis of our regional results against our previous structure.
Continuing operations — Full Year

	Western		Asia Africa
€ million	Europe	Americas	CEE	Total

Turnover
2007	13 327	13 442	13 418	40 187
2008	12 853	13 199	14 471	40 523
Change	(3.6)%	(1.8)%	7.8%	0.8%
Impact of:
Exchange rates	(2.8)%	(5.1)%	(6.2)%	(4.8)%
Acquisitions	0.0%	0.1%	1.1%	0.4%
Disposals	(2.1)%	(2.9)%	(0.4)%	(1.8)%

Underlying sales growth	1.3%	6.5%	14.2%	7.4%
Price	3.8%	7.4%	10.3%	7.2%
Volume	(2.4)%	(0.8)%	3.5%	0.1%

Operating profit
2007	1 563	1 971	1 711	5 245
2008	2 521	2 945	1 701	7 167
Change current rates	61.3%	49.4%	(0.6)%	36.6%
Change constant rates	63.6%	58.5%	8.3%	43.6%

Operating margin
2007	11.7%	14.7%	12.8%	13.1%
2008	19.6%	22.3%	11.8%	17.7%

Includes restructuring, business disposals and other items
2007	(4.4)%	(0.7)%	0.9%	(1.4)%
2008	2.8%	6.9%	0.1%	3.1%

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
4 SEGMENTAL ANALYSIS BY GEOGRAPHY — OLD BASIS
Continuing operations — Full Year

€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	15 205	13 442	11 540	40 187
2008	15 056	13 199	12 268	40 523
Change	(1.0)%	(1.8)%	6.3%	0.8%
Impact of:
Exchange rates	(2.1)%	(5.1)%	(7.5)%	(4.8)%
Acquisitions	0.9%	0.1%	0.2%	0.4%
Disposals	(2.0)%	(2.9)%	(0.3)%	(1.8)%

Underlying sales growth	2.2%	6.5%	15.1%	7.4%
Price	4.2%	7.4%	10.9%	7.2%
Volume	(1.8)%	(0.8)%	3.8%	0.1%

Operating profit
2007	1 678	1 971	1 596	5 245
2008	2 619	2 945	1 603	7 167
Change current rates	56.1%	49.4%	0.4%	36.6%
Change constant rates	57.8%	58.5%	10.3%	43.6%

Operating margin
2007	11.0%	14.7%	13.8%	13.1%
2008	17.4%	22.3%	13.1%	17.7%

Includes restructuring, business disposals and other items
2007	(4.0)%	(0.7)%	1.1%	(1.4)%
2008	2.3%	6.9%	0.2%	3.1%
5 SEGMENTAL ANALYSIS BY PRODUCT AREA
Continuing operations — Full Year

	Savoury	Ice cream		Home care
	dressings	and	Personal	and
€ million	and spreads	beverages	care	other	Total

Turnover
2007	13 988	7 600	11 302	7 297	40 187
2008	14 232	7 694	11 383	7 214	40 523
Change	1.7%	1.2%	0.7%	(1.1)%	0.8%
Impact of:
Exchange rates	(3.6)%	(4.6)%	(5.5)%	(6.0)%	(4.8)%
Acquisitions	0.2%	1.7%	0.0%	0.0%	0.4%
Disposals	(2.1)%	(1.5)%	0.0%	(4.2)%	(1.8)%
Underlying sales growth	7.6%	5.9%	6.6%	9.8%	7.4%

Operating profit
2007	2 059	809	1 786	591	5 245
2008	3 216	915	1 824	1 212	7 167
Change current rates	56.2%	13.0%	2.1%	105.2%	36.6%
Change constant rates	61.2%	17.3%	9.1%	122.7%	43.6%

Operating margin
2007	14.7%	10.6%	15.8%	8.1%	13.1%
2008	22.6%	11.9%	16.0%	16.8%	17.7%

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
6 TAXATION
The tax rate for the year was 26.4% compared with 22.4% for 2007. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.
7 RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Full Year
	2008	2007

Net profit	5 285	4 136
Taxation	1 844	1 137
Share of net profit of joint ventures/associates and other income from non-current investments	(219)	(191)
Net finance costs	257	252

Operating profit (continuing and discontinued operations)	7 167	5 334
Depreciation, amortisation and impairment	1 003	943
Changes in working capital	(161)	27
Pensions and similar provisions less payments	(502)	(910)
Restructuring and other provisions less payments	(62)	145
Elimination of (profits)/losses on disposals	(2 259)	(459)
Non-cash charge for share-based compensation	125	118
Other adjustments	15	(10)

Cash flow from operating activities	5 326	5 188
8 NET DEBT

	As at	As at
	31 December	31 December
€ million	2008	2007

Total financial liabilities	(11 205)	(9 649)
Financial liabilities due within one year	(4 842)	(4 166)
Financial liabilities due after one year	(6 363)	(5 483)
Cash and cash equivalents as per balance sheet	2 561	1 098
Cash and cash equivalents as per cash flow statement	2 360	901
Add bank overdrafts deducted therein	201	197
Financial assets	632	216

Net debt	(8 012)	(8 335)
On 21 February 2008 we issued Swiss franc notes to the value of CHF 600 million (€360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015. On 21 May 2008 we issued €750 million fixed rate notes with a coupon rate of 4.875%, repayable in 2013.
We made partial repayments of the US $ Floating Rate extendible Notes due in 2009 amounting to US $215 million (on 11 August 2008) and US $105 million (on 11 September 2008). On 12 September 2008 we repaid South African 10.2% bonds of ZAR1 billion.
On 11 November 2008 we issued Swiss franc notes to the value of CHF 400 million with an interest rate of 3.625% and maturing in December 2011.
On 11 December 2008 we made a further partial repayment of the US $ floating rate extendible notes due in 2009 amounting to
US $20 million.

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
9 MOVEMENTS IN EQUITY

€ million	Full Year
	2008	2007

Equity at 1 January	12 819	11 672
Total recognised income and expense for the period	1 140	4 351
Dividends	(2 052)	(2 070)
Movement in treasury stock	(1 417)	(1 054)
Share-based payment credit	125	140
Dividends paid to minority shareholders	(208)	(251)
Currency retranslation gains/(losses) net of tax	(38)	(18)
Other movements in equity	3	49

Equity at the end of the period	10 372	12 819
During the year we purchased shares to the value of €1.5 billion under the share buy-back programme.
10 COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.
Earnings per share for total operations for the full year were calculated as follows:
Combined EPS — Basic

	2008	2007

	Millions of units

Average number of combined share units	2 809.6	2 874.6

	€ million

Net profit attributable to shareholders’ equity	5 027	3 888

Combined EPS (Euros)	1.79	1.35
Combined EPS — Diluted

	Millions of units

Adjusted average number of combined share units	2 905.9	2 976.1

Combined EPS — diluted (Euros)	1.73	1.31
Impact of RDIs on Earnings Per Share

	€ million

Total impact of RDIs on reported net profit (see note 3)	1 018	(186)

Impact of RDIs on basic earnings per share (Euros)	0.36	(0.07)
The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions

Number of shares at 31 December 2007 (net of treasury stock)	2 853.1
Net movements in shares under incentive schemes	11.4
Share buy-back	(75.4)

Number of shares at 31 December 2008	2,789.1

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
11 DIVIDENDS
The Boards have resolved to recommend to the Annual General Meetings for PLC and NV, to be held on 13 May 2009 and 14 May 2009 respectively, the declaration of final dividends in respect of 2008 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:
Unilever N.V.
€0.51 per ordinary share* (2007: €0.50). Together with the interim dividend of €0.26 already paid, this brings the total of NV’s interim and final dividends for 2008 to €0.77 per ordinary share (2007: €0.75).

*	Unilever N.V. ordinary shares and Unilever N.V. depositary receipts for ordinary shares.
Unilever PLC
40.19p per ordinary share (2007: 34.11p). Together with the interim dividend of 20.55p already paid, this brings the total of PLC’s interim and final dividends for 2008 to 60.74p per ordinary share (2007: 51.11p).
The NV final dividend will be paid on 18 June 2009, to shareholders registered at close of business on 20 May 2009 and will go ex-dividend on 18 May 2009.
The PLC final dividend will be paid on 18 June 2009, to shareholders registered at close of business on 22 May 2009 and will go ex-dividend on 20 May 2009.
Dividend on New York shares of NV
The New York shares of NV will go ex-dividend on 18 May 2009; US dollar checks for the final dividend on the New York shares of €0.16 nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 14 May 2009 will be mailed on 17 June 2009, to holders of record at the close of business on 20 May 2009. If converted at the euro/dollar rate of exchange on 4 February 2009, the NV final dividend would be US $0.6537 per New York share (2007 final dividend: US $0.7737 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2008 of US $0.3320 at the actual euro/dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2008 of US $0.9857 per New York Share (2007: US $1.1349 actual payment).
Dividend on American Depositary Receipts of PLC
The American Depositary Receipts will go ex-dividend on 20 May 2009; US Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 13 May 2009 will be mailed on 17 June 2009, to holders of record at the close of business on 22 May 2009. If converted at the sterling/dollar rate of exchange on 4 February 2009, the PLC final dividend would be US $0.5780 per American Depositary Receipt in PLC (2007 final dividend: US $0.6615 actual payment). With the interim dividend in respect of 2008 of US $0.3301 at the actual sterling/dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2008 of US $0.9081 per American Depositary Receipt in PLC (2007: US $1.0140 actual payment).

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
12 DIVIDEND POLICY FOR 2010
Unilever’s policy is to seek to pay an attractive, sustainable and growing dividend to shareholders. We propose to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent dividend payments to shareholders, and better align the payments with the cash flow generation of the business.
The proposed changes will simplify the dividend mechanics:
•	There will be one dividend calendar for all listings in Amsterdam, London and New York, with four quarterly dividend payments to shareholders per calendar year.

•	Dividends will be announced quarterly, with payment dates in March, June, September and December respectively.

•	All dividends will be determined in Euros, which is our reporting currency.

•	The Euro dividend amount will be converted into equivalent Sterling and US Dollar amounts using the spot rates of exchange two days before the announcement date.
The planned dividend calendar for 2009 and 2010 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2009
Final dividend — for 2008
- NV shares listed in Amsterdam	5-Feb-09	18-May-09	20-May-09	18-Jun-09
- PLC shares listed in London	5-Feb-09	20-May-09	22-May-09	18-Jun-09
- NV shares listed in New York	5-Feb-09	18-May-09	20-May-09	18-Jun-09
- PLC ADR’s listed in New York	5-Feb-09	20-May-09	22-May-09	18-Jun-09
Interim dividend — for 2009	5-Nov-09	18-Nov-09	20-Nov-09	16-Dec-09

Calendar Year 2010
Quarterly dividend — for Q4 2009	4-Feb-10	10-Feb-10	12-Feb-10	17-Mar-10
Quarterly dividend — for Q1 2010	6-May-10	12-May-10	14-May-10	16-Jun-10
Quarterly dividend — for Q2 2010	5-Aug-10	11-Aug-10	13-Aug-10	15-Sep-10
Quarterly dividend — for Q3 2010	4-Nov-10	10-Nov-10	12-Nov-10	15-Dec-10
The required changes to the Equalisation Agreement and the NV Articles of Association will be tabled at the Annual General Meetings in May 2009.
If approved the new exchange rate convention will become effective immediately after the AGM’s. Accordingly the 2009 interim dividend will be determined in Euros and subsequently converted into equivalent Sterling and US Dollars amounts using spot rates of exchange on 3rd November 2009. It is our intention to set the 2009 interim dividend to at least 35% of the 2008 total Euro dividend.
The new quarterly dividend calendar will become effective from 1 January 2010.
Notes:
(i)	Currently Unilever pays an interim dividend in December, equal to 35% of the prior year total dividend, and a final dividend in June of the following year. The interim dividend is set in the stronger of the two currencies (Euros or Sterling) and converted into the other currency based on the average rate for the third quarter. The final dividend is translated between Euros and Sterling using an annual average rate. The US Dollar equivalents are set based on the spot rate on the day before announcement for the interim dividend and on the day of the AGM for the final dividend.

(ii)	The total amount of Euro dividend available for payment to shareholders in 2009 and 2010 will not be affected by these changes in dividend mechanics, although the payment pattern and exchange rate convention will be different. From 2010 onwards, this will create a simpler and more transparent dividend practice for the Unilever group.

(iii)	We intend to use the daily exchange rates issued by the European Central Bank as the basis for the conversion of Euro dividend into equivalent Sterling and US Dollar dividend amounts. These equivalent Sterling and US Dollar dividend amounts may vary each quarter depending on the foreign exchange rate fluctuations.

(iv)	These changes do not apply to the NV cumulative preference shares.

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
13 ACQUISITIONS AND DISPOSALS
With effect from 1 January 2008, we entered into an expanded international partnership with Pepsico for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company Incorporated for €410 million. The combined annual turnover of the business is approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for a face value of US $1.45 billion. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 31 October 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with our interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS, for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.
14 EVENTS AFTER THE BALANCE SHEET DATE
On 26 January 2009 we announced that we had signed an agreement to acquire the global TIGI professional hair product business and its supporting advanced education academies for a cash consideration of US $411.5 million. The deal is subject to regulatory approval and is expected to be completed by the end of March 2009.